Exhibit 99.1

4 December 2003

MITCHELLS & BUTLERS plc
PRELIMINARY RESULTS

(for the financial year ended 30 September 2003)

Financial Highlights – Pro forma

–	Turnover up 2% to £1,513m
–	EBITDA flat on 2002 at £374m
–	Operating profit down 5% to £275m
–	Profit before tax down 1% at £199m
–	Net operating cash flow £241m up £106m
–	Earnings per share down 0.1p to 18.4p
–	Final dividend per share 5.65p

MAB was established as an independent company in April 2003. The basis of preparation of the Financial Highlights is set out in Note 1 to the Pro forma Financial Statements

Business Highlights

Turnaround in like for like sales performance in second half

–	Same outlet like for like sales up 1.8%, (-0.1% uninvested basis)
–	Positive trend continuing in first 8 weeks of 2004, +4.5% same outlet like for like sales, (+2.6% uninvested basis)

Purchasing and productivity improvements help to mitigate impact of additional external costs

–	Product range and purchasing cost improvements from increasing non tied supply
–	Retail staff productivity up 4.5%, £10m annualised saving in support costs

Continued high returns on investment

–	Incremental EBIT returns of 13% from 134 development projects and 14 new site acquisitions
–	Total cash returns on cash capital employed of over 10%

Balance Sheet Efficiency

–	Largest ever whole business securitisation completed
–	Returning £0.5 billion to shareholders on 8 December

Tim Clarke, Chief Executive, commented:

“At demerger our priorities were to deliver value to shareholders through our operating performance, an appropriate financing of the balance sheet and a return of surplus funds. We have completed a £1.9billion securitisation providing the business with long term fixed rate finance at attractive rates to support our growth strategy and releasing £0.5 billion of cash for shareholders.”

“Our sales generating actions have delivered a 3.6% point turnaround in uninvested sales from those reported in May. This trend has continued into the first eight weeks of the new financial year, with 4.5% growth in like for like sales boosted by the sporting calendar and good Autumn weather. The 70% of the estate in the residential areas is leading the way, same outlet like for like sales were up 0.9% in 2003 and are 5.7% ahead in the new financial year.”

“Our operating focus has been on improving customer choice and value supported by enhanced sales and service training. Higher sales volumes, better mix, improved productivity and lower purchasing costs are helping to offset the pressure on margins from continuing increases in external costs.”

Current Trading and Outlook

The improvement in sales seen in the second half of 2003 has continued into the first 8 weeks of 2004 aided by some good weather and major sporting events which we estimated to account for up to 1.5% points of the improvement. Same outlet (i.e. invested and uninvested) like for like sales were up 4.5% in the 8 weeks to 22 November. Uninvested like for like sales were up 2.6%. This continuing positive trend has been driven by Mitchells & Butlers’ focus on delivering high quality amenity and service standards and increased choice at competitive prices, improving overall customer value.

Trading in the 70% of the estate in residential areas has strengthened further with same outlet like for like sales up 5.7%, 3.8% on an uninvested basis. Sales have continued to be stronger in the Midlands and the North than the South.

Trading in our high street pubs and bars, where our sales generation activity has been strongest, has seen a sharp improvement with same outlet like for like sales up 2.3%, 0.6% on an uninvested basis. There continued to be a contrast between positive growth on the high streets outside London and marginal decline in a still slowly recovering central London market, which is still down albeit that the decline has now slowed.

On the basis of extrapolating our current sales generating activities, we expect our average prices net of promotions in 2004 to be approximately 2% lower for the year as a whole, although the effect will be greater in the first half when the comparison with 2003 will be most evident. We are taking positive action on product mix, purchasing costs and carefully targeting promotions to minimise the dilution effect on percentage gross margins. Trials of new activity are continuing and will be extended across the estate based on their success in driving cash gross profits.

At the net operating margin level, we continue to focus on raising productivity and reducing costs in order to defend margins against the £17m additional employment, pensions, property and insurance costs we anticipate this year.

The outlook for the business is improving as many of the negative trends which have affected the pub industry over the last five years are now starting to reverse. In particular, new capacity on the high street has virtually ceased and investment in existing pubs in residential areas is low.

Overall, we expect the impact of the new Licensing Bill on Mitchells & Butlers to be positive although there remains some uncertainty about its practical application. We await details of the Local Authority guidelines due later this year to allow us to evaluate more fully the impact on the business.

Whilst we remain cautious on the outlook for UK consumer spending, demographic trends are favourable with forecast growth among the 18 to 25 and 45 plus age groups, two of our key customer groups. In addition, social trends are continuing to strongly favour value for money, informal eating out in neighbourhood pubs. We believe our estate and our brands and formats are well placed to profitably meet those trends.

Whilst in the short term therefore the pub sector continues to bear some significant cost increases, the positive actions we are taking to drive sales, raise productivity and reduce costs makes us well placed to mitigate their impact. We are confident that our medium term business plan and the improving competitive prospects for Mitchells & Butlers will underpin the positive sales and earnings potential of the business over the next few years.

Refinancing and return of funds

The securitisation, completed on 13 November, provides £1.9 billion of cost effective, long term, fixed rate finance. Furthermore, it has enabled us to release £0.5 billion of surplus funds for shareholders and achieve a financial structure appropriate for the business and our strategy. The level of debt and agreed terms provide the flexibility we need to maintain the quality of our assets, continue to churn the estate and maintain our progressive dividend policy.

Shareholders voted in favour of the share consolidation and accompanying return of funds at an EGM on 1 December 2003. As a result, Mitchells & Butlers’ shares, having been consolidated, commenced trading ex the special dividend of 68p per share on Tuesday 2 December. Payment of the special dividend will be made on 8 December and in total will amount to a return of £501m to shareholders. Following the return of funds Mitchells & Butlers will have net debt of approximately £1.8bn and 520 million shares in issue.

Dividends

The Board are recommending a final dividend of 5.65 pence per share payable in February 2004 and intends to recommend a dividend 9.5 pence per share for the financial year ending 30 September 2004. Thereafter, Mitchells & Butlers will pursue a progressive dividend policy to deliver growth in real terms, consistent with the medium term sales and earnings potential of the business.

For further information, please contact:

Mitchells & Butlers plc
Kate Holligon, Investor Relations	0121 498 5092
Jeremy Probert, Media	0121 498 5547

Finsbury Group
James Murgatroyd	0207 251 3801

Notes to Editors:

Mitchells & Butlers owns and operates over 2000 high quality, managed pubs in prime locations nationwide. The group’s predominantly freehold estate is biased towards large sites in residential locations. With some 3% of the pubs in the UK, Mitchells & Butlers’ estate has 9% of industry sales, an average weekly take per pub of over three times the industry average.

CHIEF EXECUTIVE’S REVIEW

The creation of Mitchells & Butlers as a stand-alone plc in April has provided a new enthusiasm and sense of purpose to a business that was already a leader in its field. The year has been a period of major change at the corporate level which makes the focus and achievements of our operations and support teams all the more notable.

Trading Performance

We believe that delivering increasing consumer value is the best route to driving profitable sales volume growth, enhancing asset productivity and increasing returns. Increasing throughputs, improving product mix and generating better cash gross profits in turn facilitates improvements in productivity and purchasing terms which help to underpin operating margins against external cost pressures.

Our programme of marketing activity, introduced since the half year, has been extensive. We are progressively widening the drinks range as our contractual ties unwind, broadening and improving the quality of our menus, introducing competitive prices and using carefully targeted promotional activity to communicate our value proposition. In parallel, we have been increasing staff training in service and selling and continuing to maintain and develop the amenity levels of our pubs so as to compete not only with other pubs, but also with the alternatives of eating and drinking at home.

The results of this strategy so far have been encouraging, with a 3.6% point turnaround in uninvested like for like sales from those reported at the Interims. Momentum has continued to build in the first 8 weeks of 2004 with like for like sales growth of 2.6% on an uninvested basis. As well as driving sales volumes, a wider choice on range and carefully targeted promotions on higher gross margin products is also allowing us to influence mix trends. As a result, despite our average drink selling price being down over 3% in the first 8 weeks of 2004, our gross margin percentage was only marginally down and we are driving positive growth in cash gross profits. Following these successful results, we are continuing to trial ways of further extending this activity to ensure that we achieve the most profitable balance of volume, mix and margins.

We are also seeking to drive further impact from our marketing activity through the enhancement of our IT systems. Alongside the current powerful controls we have on cash, stock and margins we are looking for greater capabilities in the fast implementation and flexing of promotional and staff selling activity, as well as facilitating more direct staff reward and incentivisation.

Purchasing and Productivity Improvements

We have maintained our focus on improving staff productivity. Our roll-out of new scheduling systems has not only enabled us to cut non-productive hours from our pub rosters but also to re-deploy some of those hours to peak trading periods thereby increasing both customer satisfaction and sales in a cost effective manner. This, combined with our continued investment in training and staff development, has led to staff productivity improvements of 4.5% for the year.

Our growing headroom under our tied supply contracts is providing us with increasing commercial freedom to introduce new products to the estate at attractive prices. Our central purchasing team negotiate all supply contracts across the company. They have delivered reductions of over 4% on the 40% of the total cost of goods sold renegotiated in the year. Therefore we are able to source the products and services our customers require, at attractive prices and to the required quality, in turn providing us with a competitive advantage.

At the start of the year, we conducted a further review of our corporate cost base in order to drive efficiency and cost effectiveness. As a result of this review £5m of savings were made in the second half of this year and £10m will be made on an annualised basis. At less than 4% of sales, our central support costs are one of the lowest amongst managed pub operators.

Investment Performance

The profitable evolution of our brands and formats to meet changing customer demand is also critical to raising asset productivity. In residential areas the key consumer trend is the increase in demand for informal, integrated food and drink offers. As a result in our local pub offers such as Ember and Sizzling Pub Co, we have been building the attractiveness of our food, wine and soft drinks offers so as to attract new customers. In our pub restaurant offers, Harvester, Vintage and Toby, we are improving the amenity of the bar areas and the drinks offer to capture incremental trade before or after the primary meal occasion.

We invested £73m of expansionary capital during the year, over 70% of which was spent on pubs and pub restaurants in residential locations. We continue to see good results with incremental EBIT returns of 13% on this year’s openings. We believe that our development pipeline of over 350 sites provides us with the opportunity to generate further high incremental returns over the next 2 to 3 years through the application of our brands and formats to prime licensed sites.

Balance Sheet Efficiency

We announced at the half year the conclusion of our refinancing review and our intention to complete a whole business securitisation of our UK pubs and pubs restaurant business in the Autumn. The securitisation is now complete and the return of £0.5bn of cash to shareholders is imminent. The resultant share consolidation was approved by shareholders and implemented on 2 December. We now have the optimal capital structure to support the business for the long term. This method of finance provides appropriate flexibility for the business and has the advantage of long term fixed rate interest at attractive rates.

Conclusion

This has been an eventful year for Mitchells and Butlers, achieving independence, refinancing the balance sheet, evaluating a major acquisition opportunity which ultimately did not meet our strict criteria and turning round our like for like sales performance. We now have a focused pub business with a solid platform from which we can continue to drive profitable sales growth and create shareholder value.

OPERATING AND FINANCIAL REVIEW

This operating and financial review (OFR) provides a commentary on the performance of the Mitchells & Butlers Group for the financial year ended 30 September 2003 and compares it with the financial year ended 30 September 2002. It reviews strategy, business performance and future developments, together with others aspects of the Group’s activities including taxation, treasury management and accounting policies.

Strategy, Estate Positioning and Development

Mitchells & Butlers is one of the UK’s leading operators of managed pubs, bars and restaurants with an estate of 2,077 sites as at 30 September 2003. These businesses are predominantly large freehold sites of which some 70% are located in residential areas. Average unit sales of over £14,000 per week are three times the industry average and with 3% of the UK’s 60,000 pubs, Mitchells and Butlers has a 9% share of pub retail sales.

The Group builds its market position from this quality asset base by driving sales growth through superior product, price and service offers and by developing brands and formats to suit developing consumer needs.

The business seeks to maximise returns from its £3.5bn asset base by identifying the most appropriate operating format or brand for each trading property. Mitchells & Butlers operates a spectrum of brands and formats from the overtly branded, through a range of operating formats that become less tightly specified, to individual character pubs. Brands such as O’Neill’s and Harvester trade under a common brand name and with a consistent design, product range, service style and promotional programme. Offers such as Ember Inns or Vintage Inns retain their individual pub name but with the brand endorsement and a very defined customer offer. Other formats such as Metropolitan Professional pubs trade individually to the consumer’s taste whilst maintaining a common operational template. Our individual pubs operate to templates appropriate for their markets but with the ability to be flexible and cater for local opportunities. For example, our “classic” town and city centre pubs, many in buildings with historic character, trade on the basis of their local reputation but with the benefit of our standard operating procedures and disciplines.

The Group has been pursuing the development of a Business Franchise model for smaller properties that can benefit from entrepreneurial freedom supported by Mitchells & Butlers’ systems and purchasing scale in return for a fixed rent and turnover related franchise fee. At the year end there were 18 business franchises trading.

The estate is pro-actively reviewed on a site by site basis to maximise value and asset productivity, be this through operational action, development, selective disposal or transfer to a Business Franchise.

Overall Performance

Total sales were £1,513m, up 2.2% on last year. This reflects an improved second half trend due to the impact of increased sales and marketing activity, together with good summer weather. The residential sector has continued to perform well with some recovery seen in the weaker high street and central London markets.

In total, same outlet like for like (i.e. invested and uninvested) sales for the year were down 0.4%, down 2.4% on an uninvested basis. Residential areas were up 0.9% (down 1.5% on an uninvested basis) and the High Street declined 3.2%, (down 5.2% on an uninvested basis), reflecting competitive pressures and continued weakness in the central London market.

In the last 20 weeks of the year, there was a significant improvement over the first half, same outlet like for like sales up 1.8% and uninvested like for like sales flat at 0.1% down. Both the high street and central London markets improved over the latter part of the year with same outlet like for like sales down 0.6% (down 3.0% on an uninvested basis). Residential areas saw a strong sales performance with same outlet like for like sales up 3.3% ( up 0.8% on an uninvested basis).

The second half performance reflected the successful implementation of plans to drive sales volumes and gross profits. Sales and marketing activity has been focused on improving customer choice by extending the drinks range and by further evolving food menus, combined with margin reinvestment into carefully targeted competitive pricing and promotional activity. This has been supplemented by further investment in training of service and selling skills.

Growing headroom under the Group’s tied beer supply contracts has allowed the introduction of new beer brands into the estate, in particular Stella Artois, which was in nearly 1,200 pubs by the year end. Many pubs now offer a choice of 2 or more draught beer brands in each of the main product categories which has allowed us to increase the value offered to the consumer through improved choice at a range of prices.

By focusing promotional activity on those products that offer attractive margins, the benefit of mix improvements has helped to offset the margin investment, and more importantly, further increase cash gross profit.

Additional purchasing gains have been made in the year. These, together with mix benefits from the increased product range have held gross margins broadly unchanged for the year as a whole despite price reductions and the increased promotional activity implemented during the second half.

The Group has continued to deliver efficiencies in costs to help offset increasing regulatory and other externally driven cost increases. Staff productivity improved by some 4.5% over the year through the application of standardised sales forecasting and staff rostering processes. Overhead reorganisation and reduction, implemented around the half year, has delivered as planned, the first £5m of a £10m annualised cost saving. Externally driven costs from the increase in the National Minimum Wage, changes in legislation affecting holiday pay and employers’ National Insurance contributions and increases in business rates, together with the increased costs of pension provision and insurance totalled £18m.

Operating profit for the year, before exceptional items, was £275m, 4.8% down on last year and EBITDA at £374m, was flat. The Group continued to generate strong cash returns with a post tax cash return on cash capital employed above 10%.

The capital investment programme has been focused on maintaining the high quality of the estate and adding incremental returns through expansionary investment where opportunities arise. Of the £151m gross capital expenditure, £73m was accounted for by expansionary investment. A total of 134 expansionary projects were completed on existing outlets and 14 new site acquisitions opened. This investment is delivering strong incremental pre tax returns of 13%, well above the Group’s cost of capital. The average capital investment in development projects is some £240k and around £2m per site acquisition.

Net capital expenditure for the year was £103m down £123m against the prior year due to a sharp reduction in expansionary capital driven by the completion of the programme of converting the former Allied sites, the reduction in the number of projects and the average spend per project, as well as £48m of disposal proceeds. This level of proceeds exceeded initial expectations and resulted from opportunistic disposals of 42 sites primarily for alternative use.

Pubs & Bars

Sales in the Pubs & Bars division grew 1.3% to £877m following an improved performance in the second half. The strongest performance was in the residential estate led by Ember Inns and the Sizzling Pub Company. These drink-led brands with their distinctive food offers continue to prove a strong competitive offer in the local market. Trading conditions in the high street and central London have remained more difficult, although some recovery has been seen in the second half. Overall, uninvested like-for-like sales were down 3.1%, down 0.2% on a same outlet like for like basis.

The number of managed pubs and bars reduced by 27 to 1,387 over the year as a result of disposals where higher alternative use values were identified and transfers to Business Franchises where the net return opportunity was higher. The programme of converting outlets to brands and formats continued with the completion of 129 projects during the year, principally conversions to the Ember Inns and Sizzling Pub Company brands and to the Metropolitan Professional formats.

Operating profit of £177m was 6.8% down on last year due to the effects of regulation and difficult trading in central London and the high street markets to which the Pubs & Bars division is more exposed.

Restaurants

In the Restaurant division, total turnover grew by 1.6% to £619m. Uninvested like for like sales were down 1.5% in the year and same outlet like for like sales were down 0.8%. The suburban residential market remained the strongest led by Toby Carvery and Vintage Inns. The High Street brands are largely located in central London and their trading performance was influenced by the general weakness in this market.

We are evolving the offer of All Bar One, our contemporary city bars, first launched in 1994, to reflect changing market tastes whilst maintaining its core brand proposition. In our suburban pub restaurants we are extending the drinks range to optimise the bar trade within these brands. In the second half, Harvester successfully reintroduced the ‘Earlybird’ value-oriented offer to maximise trade during the early evening period.

The Group continues to develop budget hotels where these can be placed alongside food-led outlets so as to add synergistic benefits to both businesses. At the year end the Group owned and managed 24 Express by Holiday Inns and a further 67 sites trading as Innkeepers Lodges. In total some 3700 budget hotel rooms are now owned and operated by the Group.

The year saw the opening of 11 new pub restaurants and 1 Express by Holiday Inn but the net movement in managed outlets was down 9 as a result of disposals and transfers to other, non food-led, trading formats.

Sales in the Group’s Alex bars in Germany were up 5% during the year. Alex is the leading branded licensed retail chain in Germany offering all day drinking and menus to a wide range of customers. Economic conditions in Germany have shown a slight improvement compared to the start of the year but overall consumer spending continues to be slow.

Operating profit for the Restaurants division of £96m was 2.0% down on last year as a result of external cost increases and the difficult London market.

Standard Commercial Property Developments (SCPD)

The property development business aims to maximise value from the development of the Group's surplus property portfolio. SCPD had a very successful year, generating an operating profit of £2m on turnover of £17m. Profit was driven by the construction and sale of an 80,000 square foot leisure and retail scheme at Middleway, Burton-on-Trent and the disposal of an ex-bingo club site in London. The business continues to develop its existing properties whilst actively reviewing the Group's real estate portfolio for additional opportunities to realise development value.

Exceptional Items

Major exceptional operating costs of £5m were incurred during the year; £1m of abortive acquisitions fees in relation to the potential acquisition of the Scottish and Newcastle retail estate and £4m of operating expenses relating to the securitisation of the business which was completed after the year end. In addition, the Group incurred non operating exceptional costs of £42m; £32m relating to the separation of the business from Six Continents and £10m of bid defence costs in respect of CMI plc’s failed takeover attempt of Six Continents PLC in March of this year.

An exceptional interest charge of £8m arises from the acceleration of facility fee amortisation in respect of the borrowing facilities put in place at the time of separation which were repaid on securitisation of the business on 13 November 2003 (see below).

The tax charge includes an exceptional credit of £9m relating to the above items and a further £22m arising from group relief received from Six Continents before separation.

All of the above exceptional items, together with their related tax credits, have been treated as major exceptional items and have therefore been excluded from the calculations of adjusted and pro forma earnings per share.

Interest

Prior to separation, the Group was principally funded by inter-company loans from Six Continents PLC that bore interest at commercial rates. On separation, the inter-company debt was repaid and replaced with external debt of around £1.3bn under a syndicated loan facility agreement. The interest charge since separation has reflected the terms of this external floating rate borrowing plus the amortisation of the facility fees incurred in connection with their arrangement. Of the total facility fee cost of £15m, £4m has been amortised through the ‘normal’ interest line in accordance with the period of the original facilities and £8m has been reflected as an exceptional cost to reflect the early repayment of the borrowings on securitisation (see above). The remaining balance of £3m will be expensed in 2004.

Due to the significant changes that were made to the financing structure of the Group on separation, the pro forma financial statements include a finance charge calculated on the basis that the post separation financing structure had been in place since 1 October 2001.

Taxation

The pro forma tax charge and the statutory tax charge, excluding the impact of major exceptional items, represent an effective tax rate of 32.3% which is higher than the UK statutory tax rate of 30% primarily due to non allowable items, in particular the depreciation of properties. Including the effect of major exceptional items and prior year items, the statutory tax rate is 24.0%.

Earnings per Share

The pro forma financial statements show a pro forma earnings per share of 18.4p for the year broadly flat on the equivalent pro forma earnings per share for 2002. This figure has been calculated to show the underlying performance of the Group on the basis that the post separation capital and taxation structure had always been in place. It also excludes all major exceptional items and related tax thereon.

On a statutory basis, earnings totalled £125m in 2003 compared with £164m in 2002, and basic earnings per share were 17.0p and 22.3p respectively. In order to remove the distorting effect of major exceptional items, an adjusted earnings per share is also presented which was 20.3p compared with 22.3p in 2002.

Dividends and Returns to Shareholders

The dividend charge for the year of £29m represents the proposed final dividend on ordinary shares of 5.65p per share. Subject to approval at the AGM the final dividend will be paid in February 2004 to shareholders registered on 19 December 2003. On 9 April 2003, shareholders of Six Continents PLC also received an interim dividend of 6.6p per share for the period prior to separation.

Following the successful completion of the securitisation, a special dividend will be paid to shareholders of 68p per share on 8 December, at a total of £501m. This will be recorded as an interim dividend in the 2004 financial statements.

The Board have previously announced their intention to pay an ordinary dividend of 9.5 pence per share in respect of 2004, comprising an interim dividend of 2.85 pence and a final dividend of 6.65 pence.

Cash flow and Net Debt

The operations of the Group continued to generate significant cash with EBITDA of £374m, compared to £375m last year. Pro forma net operating cash inflow after capital expenditure and disposals was £241m compared to £135m last year. The reduction in capital expenditure and the benefit of proceeds from selective site disposals have driven this improvement. Net capital expenditure reduced from £226m to £103m this year and additional pension contributions of £27m were financed from current year operating cash flows.

Following separation and £702m return of capital to Six Continents’ shareholders in April, the Group had net debt of £1,265m. At the year-end this had reduced to £1,228m.

Share Price and Market Capitalisation

At 30 September 2003, the share price was 229.5p compared with 222.5p on 15 April 2003, the end of the first day that the Company’s shares were listed on the London Stock Exchange.Throughout this period, the shares have been a constituent of the FTSE 100. The market capitalisation of the Group at 30 September was approximately £1.7bn.

Treasury Management

Prior to separation, the financial risks faced by the Group were identified and managed by Six Continents Group Treasury. On separation, the Group established a new Treasury department to take over this function.

The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular audit. The treasury function does not operate as a profit centre. During the period under review, treasury dealing activity fell into the following categories: spot foreign exchange deals, sterling and euro money market deposits and funding utilising the £1.5 billion syndicated bank loan facility put in place at separation. In addition, the Treasury department has played a key role in the refinancing of the business through the securitisation completed in November and ensuring the necessary procedures are in place for the company to comply with its terms.

The treasury function is responsible for identifying and managing foreign exchange exposures. Whilst the Group has limited operations in Germany, the impact of movements in the Euro exchange rate do not have a material affect on the Group’s results. Consequently no foreign exchange hedging transactions were undertaken in the financial markets.

Permitted interest rate hedging methods include the use of fixed rate debt, interest rate swaps, options (such as caps) and forward rate agreements. However, since demerger the Group’s borrowings under its syndicated bank loan facility remained on a fully floating basis due to the imminent refinancing.

Credit risk on treasury transactions is further minimised by operating a policy for the investment of surplus funds that generally restricts the bank counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held with financial institutions in the United Kingdom.

Securitisation

On 13 November 2003, the Group announced that it had successfully completed a securitisation of the majority of its UK pub and pub restaurant business, raising a total of £1.9bn. The proceeds from the securitisation were used to repay the Group’s outstanding borrowings under its syndicated loan facility, £1,243m, meet the costs of the refinancing, make special additional contributions to the pension schemes and return surplus funds of £501m to shareholders by way of special dividend of 68 pence per share payable on 8 December.

The terms of the securitisation were developed and agreed so as to put in place the optimal financing structure for the business, maintaining appropriate flexibility to support the Group’s long term strategy of owning and developing high take, high quality, managed pubs.

The securitisation provides the Group with long term financing at a cash interest cost of 6%, including swap agreements to hedge the floating rate tranches of the securitised debt.

Pensions

On an FRS 17 basis, the Group’s pensions schemes showed a deficit of £243m at 30 September 2003. The schemes are also in deficit on an actuarial basis and the Company has agreed with the Trustees to make additional cash contributions of £55m over the next three years, £35m of which was paid on 14 November 2003. These amounts are in addition to the £31.5m of additional contributions pledged following the demerger of which £27m have already been paid into the schemes.

Accounting Policies

There have been no changes to accounting policies during the year.

The financial statements have been prepared under merger accounting principles to include the results and cash flows of those companies that comprised the Mitchells & Butlers Group following separation as if the Group had been in existence since 1 October 2001.

The Group continues to account for pensions in accordance with Statement of Standard Accounting Practice (SSAP) 24 ‘Accounting for pension costs’. The additional disclosures required by the transitional arrangements of Financial Reporting Standard (FRS) 17 ‘Retirement Benefits’ are given in note 7 to the financial statements.

PRO FORMA GROUP PROFIT AND LOSS ACCOUNT
for the year ended 30 September 2003

	2003 £m		2002 £m

Turnover – continuing operations (note 2)	1,513		1,481

Costs and overheads, less other income	(1,238)		(1,192)

Operating profit – continuing operations (note 2)	275		289

Loss on disposal of fixed assets	—		(2)

Profit on ordinary activities before interest	275		287

Finance charge (note 3)	(76)		(86)

Profit on ordinary activities before taxation	199		201

Taxation (note 4)	(64)		(65)

Profit for the financial year	135		136

Earnings per ordinary share (note 5)	18.4	p	18.5	p

The pro forma group profit and loss account excludes major exceptional items.

PRO FORMA GROUP OPERATING ASSETS STATEMENT
30 September 2003

	2003 £m	2002 £m

Intangible assets	11	11

Tangible assets	3,522	3,526

Fixed assets	3,533	3,537

Stocks	43	49

Debtors	84	82

Creditors	(176)	(167)

Net current operating liabilities	(49)	(36)

Total operating assets less current operating liabilities	3,484	3,501

Provisions for liabilities and charges	(4)	(14)

Net operating assets (note 2)	3,480	3,487

Pro forma net operating assets exclude net debt, taxation balances, pension prepayments, dividend creditors and balances relating to exceptional items.

PRO FORMA GROUP CASH FLOW STATEMENT
for the year ended 30 September 2003

	2003 £m	2002 £ m

Operating profit	275	289

Depreciation and amortisation	99	87

Other non-cash items	—	(1)

Earnings before interest, taxation, depreciation and amortisation	374	375

Working capital movement	(3)	(4)

Additional pension contributions	(27)	(10)

Net cash inflow from operating activities	344	361

Purchase of tangible fixed assets	(151)	(256)

Sale of tangible fixed assets	48	30

Capital expenditure and financial investment	(103)	(226)

Net cash inflow before interest, tax and dividends	241	135

The pro forma group cash flow statement excludes cash flows relating to major exceptional items.

NOTES TO THE PRELIMINARY PRO FORMA FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

	The Mitchells & Butlers Group was created on its separation from Six Continents on 15 April 2003. Significant changes were made to the financing structure of the Group on separation which resulted in the replacement of inter company balances owed to Six Continents with external debt. In addition, the Mitchells & Butlers Group no longer benefited from the Six Continents Group tax arrangements that were in place prior to the separation. These pro forma financial statements therefore present the Mitchells & Butlers Group’s results on the basis that the post separation financing and taxation structure had been in place since 1 October 2001. However, because of the nature of pro forma financial statements, they cannot give a complete picture of the financial position of the Mitchells & Butlers Group.

	The Mitchells & Butlers Group pro forma financial statements do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 and are unaudited. They have been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and, except as mentioned above, in accordance with applicable accounting standards.

	The audited statutory financial statements of the Mitchells & Butlers Group for the year ended 30 September 2003 follow the pro forma financial statements.

2	SEGMENTAL INFORMATION
		2003 £m	2002 £m
	Turnover

	Pubs & Bars	877	866

	Restaurants	619	609

	Retail	1,496	1,475

	SCPD	17	6

		1,513	1,481

	Operating Profit

	Pubs & Bars	177	190

	Restaurants	96	98

	Retail	273	288

	SCPD	2	1

		275	289

	Net operating assets

	Pubs & Bars	2,141	2,114

	Restaurants	1,314	1,347

	Retail	3,455	3,461

	SCPD	25	26

		3,480	3,487

3	FINANCE CHARGE

	The pro forma finance charge has been calculated to reflect the post separation capital structure of the Mitchells & Butlers Group as if the structure had been in place since 1 October 2001. The charge for the periods before separation have been calculated by reference to the average indebtedness that would have arisen from this capital structure using the interest rates that would have applied under the Group’s post separation external borrowings arrangements.

4	TAXATION

	The pro forma tax charge has been calculated to reflect the pro forma finance charge and excludes the benefits arising from the tax arrangements of the Six Continents Group. The effective tax rate implied by the pro forma tax charge is 32.3% (2002 32.2%).

5	EARNINGS PER SHARE

	Pro forma earnings per ordinary share are calculated by dividing the pro forma profit for the financial year of £135m (2002 £136m), by 735m (2002 734m) shares, being the weighted average number of ordinary shares of Mitchells & Butlers plc in issue during the year, assuming that the number of shares issued on separation of 734m was the number of shares in issue prior to separation.

GROUP PROFIT AND LOSS ACCOUNT
for the year ended 30 September 2003

	Before
	major		Major
	except’l		except’l
	items		items	Total
	2003		2003	2003		2002
	£m		£m	£m		£m

Turnover – continuing operations (note 2)	1,513		—	1,513		1,481

Costs and overheads, less other income	(1,238)		(5)	(1,243)		(1,192)

Operating profit – continuing operations (note 3)	275		(5)	270		289

Loss on disposal of fixed assets	—		—	—		(2)

Separation costs (note 4)	—		(42)	(42)		—

Profit on ordinary activities before interest	275		(47)	228		287

Net interest payable (note 5)	(55)		(8)	(63)		(43)

Profit on ordinary activities before taxation	220		(55)	165		244

Tax on profit on ordinary activities (note 6)	(71)		31	(40)		(80)

Earnings available for shareholders	149		(24)	125		164

Dividends on equity shares	(29)		—	(29)		—

Retained profit for the financial year	120		(24)	96		164

Earnings per ordinary share (note 7):
Basic	—		—	17.0	p	22.3	p
Diluted	—		—	17.0	p	22.3	p
Adjusted	20.3	p	—	—		22.3	p

Final dividend per ordinary share	—		—	5.65	p	—

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the year ended 30 September 2003

	2003 £m	2002 £m

Earnings available for shareholders	125	164

Exchange differences arising on foreign currency net investments	7	—

Total recognised gains for the year	132	164

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS’ FUNDS
for the year ended 30 September 2003

	2003 £m	2002 £m

Total recognised gains for the year	132	164

Dividends	(29)	—

Funding with Six Continents Group	184	(11)

Arising from separation transaction	(702)	—

Issue of ordinary shares	4	—

Net (decrease)/increase in shareholders’ funds	(411)	153

Opening shareholders’ funds	2,475	2,322

Closing shareholders’ funds	2,064	2,475

GROUP BALANCE SHEET
30 September 2003

	2003 £m	2002 £m

Intangible assets	11	11
Tangible assets	3,522	3,526

Fixed assets	3,533	3,537

Stocks	43	49
Debtors:
Amounts falling due within one year	88	82
Amounts falling due after more than one year	109	61
Investments	3	2
Cash at bank and in hand	4	16

Current assets	247	210

Creditors: amounts falling due within one year	(508)	(1,060)

Net current liabilities	(261)	(850)

Total assets less current liabilities	3,272	2,687

Creditors: amounts falling due after more than one year	(1,001)	(1)

Provisions for liabilities and charges:
Deferred taxation	(203)	(197)
Other provisions for liabilities and charges	(4)	(14)

Net assets (note 8)	2,064	2,475

Capital and reserves

Equity share capital	37	—
Share premium account	4	—
Revaluation reserve	341	—
Profit and loss account reserve	1,682	—
Owners’ investment	—	2,475

Equity shareholders’ funds	2,064	2,475

GROUP CASH FLOW STATEMENT
for the year ended 30 September 2003

	2003 £m	2002 £m

Net cash inflow from operating activities (note 9)	342	371

Separation costs paid	(36)	—

Interest paid	(51)	(45)
Facility fees paid	(15)	—
Interest received	2	2
Prepaid issue costs paid in respect of the securitisation	(1)	—

Returns on investments and servicing of finance	(65)	(43)

UK corporation tax paid	(44)	(82)

Purchase of tangible fixed assets	(151)	(256)
Sale of tangible fixed assets	48	30

Capital expenditure and financial investment	(103)	(226)

Net cash inflow before management of liquid resources and financing	94	20

Management of liquid resources	(1)	—

Issue of ordinary share capital	4	—
Borrowings drawn down under syndicated loan facility	1,350	—
Borrowings repaid	(132)	(1)
Repayment of amounts due to Six Continents Group	(831)	6
Net funding flows with Six Continents Group	193	(27)
Cash payment to former Six Continents PLC shareholders	(702)	—

Financing	(118)	(22)

Decrease in cash and overdrafts (note 11)	(25)	(2)

NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1	BASIS OF PREPARATION

	The Mitchells & Butlers Group was created on its separation from Six Continents on 15 April 2003. The preliminary financial statements have been prepared under merger accounting principles to include the results and cash flows of those companies that comprised the Mitchells & Butlers Group following separation as if the Group had been in existence since 1 October 2001.

	The preliminary financial statements comply with applicable accounting standards under UK GAAP and have been prepared using the same accounting policies and principles as set out in the Mitchells & Butlers plc Listing Particulars dated 17 February 2003.

	The results of overseas operations have been translated into sterling at the weighted average rate of exchange for the year of £1 = €1.48 (2002 £1 = €1.60) and euro denominated assets and liabilities have been translated into sterling at the rate of exchange at the balance sheet date of £1 = €1.44 (2002 £1 = €1.59).

2	TURNOVER
		2003 £m	2002 £m

	Pubs & Bars	877	866

	Restaurants	619	609

	Retail	1,496	1,475

	SCPD	17	6

		1,513	1,481

3	OPERATING PROFIT
		2003 £m	2002 £m

	Pubs & Bars	177	190

	Restaurants	96	98

	Retail	273	288

	SCPD	2	1

	Operating profit before operating exceptional items	275	289

	Operating exceptional items	(5)	—

	Operating profit	270	289

	Due to the nature of the operating exceptional items (see note 4), it is not possible to provide a meaningful allocation of the costs to the operating segments.

4	EXCEPTIONAL ITEMS
		2003 £m	2002 £m

	Securitisation costs (note a) *	4	—

	Abortive acquisition costs (note b) *	1	—

	Operating exceptional items	5	—

	Loss on disposal of fixed assets	—	2

	Separation costs (note c) *	42	—

	Non-operating exceptional items	42	2

	Exceptional interest charge (note d) *	8	—

	Total exceptional items before tax	55	2

	Tax credit on above items	(9)	(1)

	Exceptional tax credit (note e) *	(22)	—

	Total exceptional items after tax	24	1

	a	Securitisation costs relate to operating expenses incurred in relation to the securitisation of the Group’s UK pubs and restaurants business (see note 15).

	b	Abortive acquisition costs were incurred in respect of the Scottish & Newcastle retail business.

	c	Separation costs relate to the costs of separating the Group’s operations from the hotels and soft drinks businesses of Six Continents PLC. The cost includes external advisers’ fees, bid defence costs and various other costs directly related to the separation.

	d	The exceptional interest charge arises from the acceleration of facility fee amortisation in respect of the existing borrowing facilities which were repaid on securitisation.

	e	The exceptional tax credit arises in respect of group relief received from Six Continents Group.

	*	Major exceptional items for the purposes of calculating adjusted earnings per share (see note 7).

	All exceptional items relate to continuing operations.

5	NET INTEREST PAYABLE
		Before
		major	Major
		exceptional	exceptional
		items	items	Total
		2003	2003	2003	2002
		£m	£m	£m	£m

	Bank overdrafts and loans	33	8	41	—

	Six Continents Group	24	—	24	45

	Interest payable	57	8	65	45

	Interest receivable	(2)	—	(2)	(2)

		55	8	63	43

6	TAXATION
		Before
		major	Major
		exceptional	exceptional
		items	items	Total
		2003	2003	2003	2002
		£m	£m	£m	£m

	UK corporation tax at 30%	60	(24)	36	60

	Deferred tax	11	(7)	4	20

		71	(31)	40	80

	Further analysed as tax relating to:

	Profit before exceptional items	71	—	71	81

	Exceptional items:
	Operating	—	(1)	(1)	—
	Non-operating	—	(6)	(6)	(1)
	Interest	—	(2)	(2)	—
	Tax credit	—	(22)	(22)	—

		71	(31)	40	80

7	EARNINGS PER SHARE

	Basic earnings per share have been calculated by dividing the earnings available for shareholders of £125m (2002 £164m) by 735m (2002 734m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

	Diluted earnings per share have been calculated by adjusting basic earnings per share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding under the Group’s share option schemes. The resulting weighted average number of ordinary shares is 736m (2002 734m).

	In arriving at the weighted average number of shares it has been assumed that the ordinary shares of Mitchells & Butlers plc in issue on 15 April 2003 following separation from Six Continents of 734m was the number of shares in issue prior to separation.

	Adjusted earnings per ordinary share are calculated as follows:
		2003	2002
		pence	pence
		per ordinary	per ordinary
		share	share

	Basic earnings	17.0	22.3

	Major exceptional items, less tax thereon	3.3	—

	Adjusted earnings	20.3	22.3

	Adjusted earnings per share are disclosed in order to show performance undistorted by abnormal items and thereby give shareholders a clearer understanding of the trading performance of the Group. However, due to the significant changes made to the financing structure of the Group on separation, adjusted earnings per share above does not give a true indication of the underlying performance of the Group. Pro forma earnings per share, which adjusts for the changes in financing structure, are therefore presented in the preliminary pro forma financial statements.

8	NET ASSETS

		2003	2002
		£m	£m

	Pubs & Bars	2,141	2,114

	Restaurants	1,314	1,347

	Retail	3,455	3,461

	SCPD	25	26

	Net operating assets	3,480	3,487

	Net debt	(1,228)	(817)

	Other net non-operating liabilities	(188)	(195)

	Net assets	2,064	2,475

9	NET CASH INFLOW FROM OPERATING ACTIVITIES
		2003	2002
		£m	£m

	Operating profit before major exceptional items	275	289

	Depreciation and amortisation	99	87
	Other non-cash items	—	(1)

	Earnings before interest, taxation, deprecation, amortisation and major exceptional items	374	375

	Decrease/(increase) in stocks	6	(5)
	(Increase)/decrease in debtors	(34)	7
	Increase/(decrease) in creditors	2	(6)
	Provisions expended	(4)	—

	Net cash inflow from operating activities before expenditure relating to major exceptional items	344	371

	Major operating exceptional expenditure	(2)	—

	Net cash inflow from operating activities	342	371

10	NET CASH FLOW
		2003	2002
		£m	£m

	Net cash inflow from operating activities before expenditure relating to major exceptional items	344*	371

	Net capital expenditure	(103)	(226)

	Operating cash flow after net capital expenditure	241	145

	Net interest paid	(49)	(43)

	Tax paid	(44)	(82)

	Normal cash flow	148	20

	Issue of ordinary share capital	4	—

	Major operating exceptional expenditure	(2)	—

	Separation costs paid	(36)	—

	Facility fees paid	(15)	—

	Prepaid issue costs in respect of the securitisation	(1)	—

	Net cash flow	98	20

	* includes £27m of additional pension contributions

11	NET DEBT
		2003	2002
		£m	£m

	Decrease in cash and overdrafts	(25)	(2)

	Management of liquid resources	1	—

	Financing activities	118	22

	Issue of ordinary share capital	4	—

	Net cash flow (note 10)	98	20

	Net funding flows with Six Continents Group	193	(27)

	Cash payment to former Six Continents PLC shareholders	(702)	—

	Increase in net debt arising from cash flows	(411)	(7)

	Opening net debt	(817)	(810)

	Closing net debt	(1,228)	(817)

	Comprising:
	Cash at bank and in hand	4	16
	Overdrafts	(13)	—
	Current asset investments	3	2
	Borrowings due within one year	(221)	(3)
	Borrowings due after one year	(1,001)	(1)
	Amounts due to Six Continents Group	—	(831)

		(1,228)	(817)

12	PENSIONS

	The Group continues to account for pensions under SSAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit in the pension schemes measured on a market value basis at the balance sheet date. At 30 September 2003, the FRS 17 deficit in the Group’s two principal pension schemes was £243m (2002 £198m), reduced to £170m (2002 £139m) after tax.

	The schemes are also in deficit on an actuarial basis and the Company has therefore agreed to make additional cash contributions of £55m over the next three years, £35m of which was paid on 14 November 2003. These amounts are in addition to the £27m of additional contributions already paid since separation.

13	CONTINGENT LIABILITIES

	The Company has given indemnities in respect of the disposal of certain companies previously within the Six Continents Group. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such indemnities are not expected to result in financial loss to the Group.

14	US GAAP INFORMATION

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Listing Particulars and the Form 20-F Registration Document.

Under US GAAP, the Group’s net income per American Depositary Share and shareholders’ equity, in dollars translated at the rates of exchange shown below, would be:

	2003	2002*
	£m	£m

Net income	101	169

	$	$

Net income (in US $)	162	250

Translation rate	£1 = $1.60	£1 = $1.48

Net income per American Depositary Share:	¢	¢

Basic **	22.0	34.1
Diluted ***	22.0	34.1

	£m	£m

Shareholders’ equity	1,067	1,627

	$m	$m

Shareholders’ equity (in US $)	1,771	2,538

Translation rate	£1 = $1.66	£1 = $1.56

*	Restated following a review of the historical tax base costs of the Group’s properties used in prior years. This has resulted in additional goodwill of £100m arising on an acquisition in 2000. The goodwill impact in 2002 was to reduce net income by £3m ($4m) and increase shareholders’ equity by £91m ($142m). Deferred tax restatements in 2002 have decreased net income by £6m ($9m) and shareholders’ equity by £33m ($51m).

**	Calculated by dividing net income in accordance with US GAAP of $162m (2002 $250m), by 735m (2002 734m) shares, being the weighted average number of ordinary shares in issue during the year. Each American Depositary Share represents one ordinary share.

***	Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year. The resulting weighted average number of ordinary shares is 736m (2002 734m)

15	POST BALANCE SHEET EVENTS

On 13 November 2003, the Group announced that it had completed the securitisation of its UK pubs and restaurants business, raising £1.9bn. The funds raised were used to repay existing bank borrowings of £1,243m with most of the balance set aside to pay a special dividend to shareholders of 68p per share. It is expected that the special dividend, at a total cost of £501m, will be paid on 8 December 2003. The special dividend will be accompanied by a share consolidation which was approved by shareholders at an Extraordinary General Meeting held on 1 December 2003.

16	FINANCIAL STATEMENTS

This preliminary statement of results was approved by the Board of Directors on 3 December 2003. It does not constitute the Group’s statutory financial statements for the years ended 30 September 2003 or 30 September 2002. The financial information is derived from the statutory financial statements of the Group for the year ended 30 September 2003. The auditors, Ernst & Young LLP, have reported on those financial statements and given an unqualified report under Section 235 of the Companies Act. The 2003 financial statements will be delivered to the Registrar of Companies in due course.

Responsibility statement

The directors of Mitchells & Butlers plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Mitchells & Butlers plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

INVESTOR INFORMATION

Dividend – Ordinary Shares

Subject to the dividend being approved at the Annual General Meeting to be held on 12 February 2004, the final dividend of 5.65 pence per ordinary share will be paid on 16 February 2004 to holders of ordinary shares on the Company’s Register at the close of business on 19 December 2003. The ordinary shares will be quoted ex div from 17 December 2003.

Dividend – American Depositary Receipts (ADRs)

Payment of the final dividend to ADR holders will be made on 24 February 2004 to holders of record on 19 December 2003. The ADRs will be quoted ex div from 17 December 2003. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 16 February 2004.

Annual General Meeting (AGM)

The Annual General Meeting of the company will be held at 12 noon on Thursday 12 February 2004 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of the Annual General Meeting, setting out the business to be transacted, will be enclosed with the Annual Report which will shortly be posted to holders of the listed securities in Mitchells & Butlers plc. Copies also will be available to the public on the Mitchells & Butlers plc website at www.mbplc.com. Hard copies will also be available from:

The Deputy Secretary
Mitchells & Butlers plc
Marble Arch Tower
55 Bryanston Street
London W1H 7AA
Telephone: 0121 498 6500

– ends –